Exhibit 3.3

Amendment to

Amended and Restated Articles of Incorporation

of

Castellum, Inc.

a Nevada corporation

Article III of Castellum, Inc.’s Amended and Restated Articles of Incorporation is amended to read as follows:

A reverse stock split of 1 post-split share of Common Stock for each ____ shares of Common Stock outstanding or held in treasury immediately prior to such time, shall be effected upon announcement of such reverse stock split by the Financial Industry Regulatory Authority, rounded up to the nearest whole share, (except if the holder of the Common Stock has less than one share, then they shall receive a cash payment for such fractional share), which reverse stock split shall automatically and without any action on the part of the holders thereof occur (the “Reverse Stock Split”). The par value of the Common Stock shall not be affected. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Reverse Stock Split or otherwise, and shares shall be rounded up to the nearest whole share. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this amendment to the Amended and Restated Articles of Incorporation shall immediately after this amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this amendment. Shares of Common Stock that were outstanding prior to the filing of this amendment, and that are not outstanding after and as a result of the filing of this amendment, shall resume the status of authorized but unissued shares of Common Stock.